Exhibit 99.1

TEVA PHARMACEUTICAL INDUSTRIES LTD.			Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA REPORTS FIRST QUARTER 2008 RESULTS

Jerusalem, Israel, May 6, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended March 31, 2008.

First Quarter Highlights:

•	Net sales of $2,572 million, up 24 percent compared to the first quarter of 2007.

•	GAAP net income and diluted EPS of $147 million and $0.18, respectively.
Net income includes a charge of $382 million for R&D in-process resulting from the acquisition of CoGenesys.

•	Adjusted net income and diluted EPS of $529 million and $0.64, reflecting an increase of 55 and 52 percent, respectively, compared to the first quarter of 2007.
Adjusted results exclude the $382 million R&D in-process charge resulting from the CoGenesys acquisition.

Shlomo Yanai, Teva’s President and Chief Executive Officer, commented, “The year is off to a strong start for Teva across all of our major businesses. It was a particularly outstanding quarter for Copaxone®, which crossed the $500 million mark in in-market quarterly sales and became, for the first time, the number one global MS therapy.”

Mr. Yanai continued, “We have already made great progress in implementing our new strategy. During the first quarter, we significantly increased investments in R&D and operations in order to support our growth plans; closed the acquisition of CoGenesys; and signed an agreement to acquire Bentley Pharmaceuticals in Spain, one of the fastest-growing generic pharmaceutical markets in Europe--an important region in Teva's strategic plan.”

Net sales for the first quarter of 2008 increased 24 percent to $2,572 million, compared to $2,080 million in the first quarter of 2007.

On a U.S. GAAP basis, net income for the first quarter totaled $147 million, while diluted earnings per share were $0.18.  Net income includes a charge of $382 million for R&D in-process resulting from the acquisition of CoGenesys, Inc. in February 2008.

Adjusted net income for the first quarter of 2008 totaled $529 million, compared to $342 million for the same period of 2007 (up 55 percent), while adjusted diluted earnings per share increased 52 percent to $0.64 from $0.42.

Net income and EPS for the first quarter 2008 are adjusted to eliminate R&D in-process charges incurred in connection with the CoGenesys acquisition.  Teva believes that excluding this item facilitates investors’ understanding of the trends in the Company’s underlying business.  In 2007, no adjustments were made and these results are presented only on a GAAP basis.

Exchange rate differences resulting primarily from the decline in the value of the U.S. dollar relative to certain other currencies (primarily European currencies, the Canadian dollar and the Israeli shekel) contributed approximately 6 percent to the first quarter of 2008 sales.  However, our businesses also recorded increased expenses due to these currency movements and, as a result, overall, exchange rate fluctuations had a negligible effect on our operating profit and net income.

Pharmaceutical sales in North America (including Copaxone®) for the first quarter, which accounted for 53 percent of net sales, reached $1,368 million, an increase of 28 percent compared with the first quarter last year. Quarterly sales benefited primarily from sales of generic versions of Protonix® (pantoprazole) and Lotrel® (amlodipine besylate/benazepril) which were launched in 2007, the launch of a generic version of Fosamax® (alendronate) in the first quarter of 2008 and strong sales of Copaxone®.

As of April 30, 2008, Teva had 155 product applications awaiting final FDA approval, including 44 tentative approvals.  Collectively, the brand products covered by these applications had annual U.S. sales of approximately $98 billion.  Of these, 88 were "Paragraph IV" applications challenging patents of branded products.  Teva believes it is the first to file on 49 of the 88 applications relating to products with annual U.S. sales exceeding $38 billion.

As previously discussed, effective April 1, 2008, the management and administration of Teva's activities in the CEE countries that became members of the European Union (most significantly for Teva, the Czech Republic and Poland) were transferred from the International division to Teva’s European division.  In order to simplify the comparisons resulting from this change, the EU members in the CEE that were previously reported as part of the International group will now be reported as part of Europe's sales, beginning with this reported quarter.  The table below provides the revised sales figures for the European and International divisions according to the new geographical breakdown for the first quarter and full year of 2007.

Pharmaceutical sales in Europe (including Copaxone®) in the first quarter of 2008, which accounted for 26 percent of net sales, totaled $667 million, up 18 percent compared to the first quarter of 2007.  The increase in sales is attributable primarily to strong generic sales in Germany, France, Poland and Italy, as well as increased sales of Copaxone® and Azilect®.

During the first quarter of 2008, Teva received in Europe 239 generic approvals relating to 52 compounds in 98 formulations, including 1 EMEA approval which applies to all EU member states. In addition, as of March 31, 2008, Teva had approximately 2,899 marketing authorization applications pending approval in 30 European countries, relating to 146 compounds in 289 formulations, including 1 pending application with the EMEA.

International pharmaceutical sales (including Copaxone®) in the first quarter of 2008, which accounted for 15 percent of net sales, increased 31 percent in the quarter to $384 million, driven by strong sales in Russia, as well as across Latin America.  Approximately 7 percent of Teva’s pharmaceutical sales were generated in Latin America (44 percent of international pharmaceutical sales), while Israel contributed 5 percent of pharmaceutical sales (29 percent of international pharmaceutical sales) and the CEE contributed 3 percent of pharmaceutical sales (18 percent of international pharmaceutical sales).

Global in-market sales of Copaxone® reached a record of $542 million in the first three months of 2008, an increase of 35 percent over the first quarter of 2007.  In the U.S., in-market sales increased by 20 percent to reach $311 million, while in-market sales outside the U.S., increased by 64 percent to $231 million.

The increase in quarterly sales in the U.S. was driven by both increased unit sales and price increases.  Copaxone® maintained its status as the leading multiple sclerosis treatment in the U.S. continuing its growth in both sales and market share in the first quarter of 2008.  Copaxone® enjoyed solid growth outside the U.S., with sales driven by increased penetration across Europe (primarily Germany, France, Austria, Hungary and the Czech Republic) and Russia.  However, as sales in certain markets are not evenly distributed throughout the year, and, as we benefited from positive foreign currency effects, this extraordinary growth rate is not indicative of the growth expected in future quarters.

As previously announced, pursuant to its agreement with sanofi-aventis, Teva assumed responsibility for the distribution of Copaxone® in the U.S. and Canada as of April 1, 2008.

Global in-market sales of Azilect® reached $37.5 million in the quarter, a 50 percent increase over the comparable period in 2007.

Teva’s global respiratory business recorded $168 million in sales in the first quarter of 2008.  As compared to the first quarter of 2007, which benefited from particularly strong demand for Teva's ProAir™ product ahead of an anticipated shortage in CFC propellant-based products, sales in the first quarter of 2008 declined 13 percent.  During the first quarter, Teva maintained its overall market leadership with approximately 60 percent share in the HFA market, which constitutes approximately 60 percent of the SABA market in the U.S.

Total API sales in the first quarter reached $510 million, an increase of 51 percent compared to the first quarter of 2007.  Internal sales to the pharmaceutical business increased 89 percent, while sales to third parties increased 3 percent, totaling $153 million.  The increase in internal sales resulted primarily from significant generic launches in U.S. in the fourth quarter of 2007 and the first quarter of 2008.

Gross profit margin reached 53.3 percent in the first quarter of 2008, significantly higher than the 49.9 percent recorded in the first quarter of 2007 as well as the annual gross margin of 51.8 percent recorded in 2007.  The higher gross margin this quarter reflects a better product mix, including product sales within their exclusivity period in the U.S., as well as strong Copaxone® sales.

Net Research & Development expenditures totaled $179 million, or 7 percent of sales, up from $168 million or 6.5 percent of sales, in the previous quarter.  This higher spending rate is in accordance with the Company's strategic plan to double R&D output over the next five years.  As previously indicated, R&D spending is expected to reach 7.5 percent of sales by the end of 2008.

Selling, General and Administrative (SG&A) expenditures totaled $514 million, or 20 percent of sales, for the first quarter, compared to $456 million, or 22 percent of sales in the comparable quarter of 2007.  SG&A is expected to significantly increase beginning with the second quarter as a result of the termination of the agreement with sanofi-aventis.

The tax rate provided for the first quarter of 15 percent of pre-tax adjusted income represents our current estimate of the annual rate of tax for 2008 compared with a rate of 18 percent for the first quarter of 2007 and 17 percent of pre-tax income for the whole of 2007.  This effective tax rate is based on the currently expected product mix and vertically integrated launches planned for 2008.

Cash flow generated from operating activities during the first quarter of 2008 was $746 million.  Excluding net capital expenditures (of $139 million) and dividends (of $95 million), free cash flow reached $512 million.  Cash and marketable securities increased during the first quarter by $326 million to reach $3.6 billion as of March 31, 2008, following the payment of $412 million in connection with the CoGenesys acquisition and a $55 million charge in connection with auction rate securities.  The charge related to auction rate securities was comprised of a charge in the first quarter in the amount of $52 million recorded in the income statement and a $3 million increase in the provision of "other comprehensive income" in the balance sheet over the previous quarter.  Auction rate securities held by Teva at March 31, 2008 amounted to $334 million, which represents approximately 9 percent of the Company’s cash and marketable securities.

Shareholders equity on March 31, 2008 reached $14.4 billion, up by $672 million from December 31, 2007.  Approximately 88 percent of the increase in shareholders equity in the quarter reflects a positive foreign currency effect.

For the first quarter of 2008, the share count for the fully diluted adjusted earnings per share calculation was 836 million shares.  As of March 31, 2008, and going forward, Teva's share count for the fully diluted share count calculation is estimated at 837 million shares.

Dividend

The Board of Directors, at its meeting on May 5, 2008, declared a cash dividend for the first quarter of 2008 of NIS 0.45 (approximately 13.1 cents according to the rate of exchange on May 5, 2008) per share.

The record date will be May 14, 2008, and the payment date will be May 29, 2008.  Tax will be withheld at a rate of 16.5 percent.

Conference Call

Teva will host a conference call to discuss the Company’s first quarter results, on Tuesday, May 6, 2008, at 8:00 a.m. ET.  The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s web site.  A replay of the call will also be available until May 13, 2008 at 11:59 ET, by calling (201) 612-7415 outside the United States or (877) 660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 282223.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva’s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva’s ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®,

Famvir® and Protonix®, Teva’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva’s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income
(Unaudited, U.S Dollars in millions, except earnings per share)

		Three Months Ended
		March 31,
		2008	2007
NET SALES		2,572	2,080
COST OF SALES		1,200	1,043
GROSS PROFIT		1,372	1,037
RESEARCH AND DEVELOPMENT EXPENSES – net		179	135
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		514	456
ACQUISITION OF R&D IN PROCESS		382	-
OPERATING INCOME		297	446
FINANCIAL EXPENSES – net		57	28
INCOME BEFORE INCOME TAXES		240	418
PROVISION FOR INCOME TAXES		93	75
		147	343
SHARE IN PROFITS OF ASSOCIATED COMPANIES– net		1
MINORITY INTERESTS – net		1	1
NET INCOME		147	342

EARNINGS PER SHARE:	Basic ($)	0.19	0.45
	Diluted ($)	0.18	0.42
WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	776	764
	Diluted	817	827

ADJUSTED NET INCOME:*		529	342

ADJUSTED EARNINGS PER SHARE:*	Basic ($)	0.68	0.45
	Diluted ($)	0.64	0.42

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	776	764
	Diluted	836	827

* See reconciliation attached

Reconciliation between Reported and Adjusted Net Income
(Unaudited, U.S Dollars in millions, except earnings per share)

		Three Months Ended
		March 31,
		2008	2007
REPORTED NET INCOME		147	342
ACQUISITION OF R&D IN PROCESS		382	-
ADJUSTED NET INCOME		529	342

DILUTED EARNINGS PER SHARE:	REPORTED ($)	0.18	0.42
	ADJUSTED ($)	0.64	0.42

Condensed Balance Sheet
(Unaudited, U.S Dollars in millions)

	March 31,	December 31,
	2008	2007
ASSETS
CURRENT ASSETS	10,492	9,859
INVESTMENTS & OTHER ASSETS	871	712
FIXED ASSETS – net	2,638	2,515
INTANGIBLE ASSETS - net	1,955	1,919
GOODWILL	8,676	8,407
TOTAL ASSETS	24,632	23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	5,751	5,371
LONG-TERM LIABILITIES	4,447	4,281
MINORITY INTERESTS	38	36
SHAREHOLDERS’ EQUITY	14,396	13,724
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	24,632	23,412

Condensed Cash Flow
(Unaudited, U.S Dollars in millions)

	Three Months Ended
	March 31,
	2008	2007

OPERATING ACTIVITIES:
NET INCOME	147	342
ACQUISITION OF R&D IN PROCESS	382	-
OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS	217	157

NET CASH PROVIDED BY OPERATING ACTIVITIES	746	499

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	115	(697)

NET CASH PROVIDED BY FINANCING ACTIVITIES	112	36

TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES	48	6

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,021	(156)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,488	1,332

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,509	1,176

					Revised*
	Three Months Ended				Year Ended
	March 31,		% Change	% of Total	December 31,
	2008	2007		2008	2007
		(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	1,433	1,138	26%	56%	5,428
Europe*	723	619	17%	28%	2,645
International	416	323	29%	16%	1,335
Total	2,572	2,080	24%	100%	9,408

Sales by Business Segments
Pharmaceutical	2,419	1,932	25%	94%
A.P.I.**	153	148	3%	6%
Total	2,572	2,080	24%	100%

Pharmaceutical Sales
North America	1,368	1,071	28%	56%	5,162
Europe*	667	567	18%	28%	2,462
International	384	294	31%	16%	1,223
Total	2,419	1,932	25%	100%	8,847

* Western Europe and EU member countries in the CEE
** Sales to third parties only